July 23, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal

REX ETF Trust

Post-Effective Amendment No. 7

(Registration Statement File Nos. 333-283221, 811-24023)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of REX XRPR Growth & Income ETF (the “Fund”), REX ETF Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 7, originally filed with the Securities and Exchange Commission on September 18, 2025 (Accession No. 0001999371-25-013556).

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

REX ETF Trust

By:	/s/ Gregory D. King
Gregory D. King, President, Chief Executive Officer and Trustee